Exhibit 97

Dollar General Corporation

Amended and Restated Incentive Compensation Recovery Policy

The Board of Directors (the “Board”) of Dollar General Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Amended and Restated Incentive Compensation Recovery Policy (as amended from time to time, the “Policy”), dated as of December 1, 2023, which describes the circumstances in which current and former Executive Officers will be required to repay or return Recoverable Compensation to the Company Group. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Exchange Act Rule 10D-1 promulgated thereunder (or any successor provision), and the rules and requirements of the New York Stock Exchange (the “Exchange”) (including Section 303A.14 of the Exchange Listed Company Manual or any successor provision). This Policy replaces the Company’s Clawback Policy adopted on November 30, 2016.

1. Recovery of Excess Incentive Compensation. If the Company is required to prepare a Restatement, the Board shall, unless the Board’s Compensation and Human Capital Management Committee (the “Compensation Committee”) determines it to be Impracticable, take reasonably prompt action to recover all Recoverable Compensation from any Covered Person. The Company’s obligation to recover Recoverable Compensation is not dependent on if or when the restated financial statements are filed with the SEC. Subject to applicable law, the Board may seek to recover Recoverable Compensation by requiring a Covered Person to repay such amount to the Company; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of a Covered Person’s other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

2. Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy, subject to compliance with any applicable Exchange listing standards and laws, rules and regulations. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board in good faith shall be final, binding and conclusive with respect to all interested persons and third parties. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or any subcommittee or delegate thereof.

3. Acknowledgement by Executive Officers. The Board shall provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

4. No Indemnification of Covered Persons. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified against the loss of any Recoverable Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Person to fund potential clawback obligations under this Policy.

5. Indemnification of the Board. Any members of the Board (or, if applicable, Compensation Committee) who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board (or, if applicable, Compensation Committee) under applicable law or Company policy.

6. Successors. This policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

7. Disclosures. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 promulgated under the Exchange Act or any successor provision) and any applicable Exchange listing standard.

8. Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years immediately preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. “Applicable Period” also includes, in addition to the three fiscal year period described in the preceding sentence, any transition period (that results from a change in the Company’s fiscal year) within or immediately following that completed three fiscal year period; provided, further, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

“Company Group” means the Company, together with each of its direct and indirect subsidiaries.

“Covered Person” means any person who receives Recoverable Compensation.

“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s subsidiaries or affiliates) who performs similar policy-making functions for the Company. “Policy-making function” is not intended to include policy-

making functions that are not significant. At a minimum, the term “Executive Officer” shall include all executive officers identified in SEC filings pursuant to Item 401(b) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part (including “non-GAAP” financial measures, such as those appearing in earnings releases) from such measures; provided, however, that any such measure need not be presented within the Company’s financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include, but are not limited to, measures based on: revenues; net income; operating income; earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); and return on invested capital (ROIC). Stock price and TSR also are Financial Reporting Measures.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable Exchange listing standard, the Compensation Committee determines that recovery of the Recoverable Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in enforcing this Policy and recovering the otherwise Recoverable Compensation would exceed the amount to be recovered; or (ii) it has determined that the recovery of the Recoverable Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. The Company must in the case of clause (i) of the preceding sentence, prior to making that determination, make a reasonable attempt to recover any Recoverable Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however, it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a Covered Person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on an Exchange; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Performing Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation Received by the Covered

Person originally was based; and (ii) the Company must maintain documentation of the determination of the reasonable estimate and provide such documentation to the Exchange.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement) or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

“SEC” means the U.S. Securities and Exchange Commission.

“TSR” means total shareholder return.